SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_______________

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)

Penn Virginia Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

707882106
(CUSIP Number)
September 10, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages.)

CUSIP No. 707882106	Schedule 13G/A	Page 2 of 5 Pages
(Amendment No. 1)

1.		NAMES OF REPORTING PERSONS Magnum Hunter Resources Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 707882106	Schedule 13G/A	Page 3 of 5 Pages
(Amendment No. 1)

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13G is an amendment to the initial statement on Schedule 13G filed on May 6, 2013 by Magnum Hunter Resources Corporation, a Delaware corporation, with respect to its beneficial ownership of the common stock, par value $0.01 per share, of Penn Virginia Corporation, a Virginia Corporation.

Item 1(a).	Name of Issuer.

Penn Virginia Corporation, a Virginia corporation (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

Four Radnor Corporate Center, Suite 200, 100 Matsonford Road, Radnor, Pennsylvania 19087.

Item 2(a).	Name of Person Filing.

Magnum Hunter Resources Corporation, a Delaware corporation (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

777 Post Oak Boulevard, Suite 650, Houston, Texas 77056.

Item 2(c).	Citizenship.

The Reporting Person is a Delaware corporation.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.01 per share (“Common Stock”), of the Company.

Item 2(e).	CUSIP Number.

707882106.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned:

0

(b) Percent of Class:

0.0%

(c) Number of Shares As To Which the Person Has:

(i) Sole Power to Vote or to Direct the Vote:

0

CUSIP No. 707882106	Schedule 13G/A	Page 4 of 5 Pages
(Amendment No. 1)

(ii)	Shared Power to Vote or to Direct the Vote:

0

(iii)	Sole Power to Dispose or to Direct the Disposition of:

0

(iv)	Shared Power to Dispose or to Direct the Disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 707882106	Schedule 13G/A	Page 5 of 5 Pages
(Amendment No. 1)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2013

MAGNUM HUNTER RESOURCES CORPORATION

By:	/s/ Gary C. Evans
Name:	Gary C. Evans
Title:	Chairman and Chief Executive Officer